[LOGO]

                  PIONEER HI-BRED INTERNATIONAL, INC.

               NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                              To be held
                           January 27, 1998

Dear Shareholders:

You are cordially invited to attend the Annual Meeting of the Shareholders of Pioneer Hi-Bred International, Inc. to be held at the Maytag Auditorium (Studio 3) at Iowa Public Television, 6450 Corporate Drive, Johnston, Iowa 50131 on Tuesday, January 27, 1998, at 2:00
P.M., Central Standard Time, for the following purposes:

1. To elect seven (7) Directors.

2. To approve an amendment to the Articles of Incorporation to create a new class of Common Stock called Class B Common Stock.

3. To approve an amendment to the Articles of Incorporation to increase the authorized shares of Common Stock.

4. To ratify the appointment of KPMG Peat Marwick LLP as independent auditors.

5. To transact such other business as may properly come before the meeting or any adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

The close of business on November 28, 1997, has been fixed as the record date for determining the Shareholders entitled to notice of, and to vote at, this meeting. Such Shareholders may vote in person or by Proxy. The stock transfer books will not be closed.

IF YOU ARE UNABLE TO ATTEND THE MEETING, PLEASE DATE, SIGN, AND RETURN PROMPTLY THE ACCOMPANYING PROXY, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. THANK YOU IN ADVANCE FOR YOUR COOPERATION.

                                 BY ORDER OF THE BOARD OF DIRECTORS

                                 Jerry L. Chicoine, Secretary

December 10, 1997



                  PIONEER HI-BRED INTERNATIONAL, INC.
                 800 Capital Square, 400 Locust Street
                        Des Moines, Iowa 50309
                            (515) 248-4800
                        Corporate Headquarters

                    P R O X Y   S T A T E M E N T

The enclosed Proxy is being solicited by the Board of Directors of Pioneer Hi-Bred International, Inc. (the "Company") in connection with the Annual Meeting of Shareholders to be held on January 27, 1998, or at any adjournment or adjournments thereof. To assure adequate representation at the Annual Meeting, Shareholders are requested to promptly sign and return the enclosed Proxy. The Proxy Statement and Proxy are first being mailed to Shareholders on or about December 10, 1997.

                     RECORD DATE; VOTING OF SHARES

Only Shareholders of record at the close of business on November 28, 1997, will be entitled to vote at the Annual Meeting.

As of the close of business on November 4, 1997, there were 65,756,873 shares of Common Stock outstanding and there were 164,445.86 shares of Series A Convertible Preferred Stock ("Preferred Stock") outstanding. The exact number of votes which the holders of the outstanding shares of Common Stock as of close of business on November 28, 1997 will be entitled to cast at the 1998 Annual Meeting cannot be determined at the date of this Proxy Statement because a Shareholder of Common Stock has until January 22, 1998, to establish (in accordance with the procedures set out in Exhibit A) that the Shareholder is entitled to more votes than indicated on the Shareholder's Proxy. In summary, each share of Common Stock beneficially owned continuously by the same person since November 28, 1994 will be entitled to five (5) votes per share and all other shares are entitled to one (1) vote per share. Exhibit A to this Proxy Statement outlines the procedures for determining when changes in beneficial ownership are deemed to occur.

Shares of Preferred Stock are owned by a wholly-owned subsidiary of E.I. du Pont de Nemours and Company ("DuPont"). Shares of Preferred Stock are convertible (on the basis of 100 shares of Common Stock for each share of Preferred Stock) automatically upon the transfer of beneficial ownership of such shares of Preferred Stock to a person not a member of a DuPont group (generally defined as an affiliate of DuPont) and under certain other limited circumstances. The Preferred Stock is a Common Stock equivalent on the basis of the number of shares into which the Preferred Stock is convertible. The Preferred Stock will vote together as a class with the holders of shares of Common Stock on all matters, including the election of directors, on which the holders of shares of Common Stock are entitled to vote with the voting power at all times (regardless of the number of votes that may be cast at any meeting based on the Company's existing time-phased voting structure described above for Common Stock) equal to its percentage Common Stock equivalent economic ownership interest in the Company. In no event will DuPont's aggregate voting power represented by the Preferred Stock exceed 20%. As of the close of business on November 4, 1997, the Preferred Stock economic interest was equal to approximately 20% and, as a result, the Preferred Stock voting power was approximately 20%.

Proxies furnished by Shareholders pursuant hereto will be voted in accordance with the directions on such Proxies. If no choice is specified, the Proxy will be voted (i) for the election of the nominees listed under "Election of Directors"; (ii) for approval of an amendment to the Articles of Incorporation to create a new class of Common Stock called Class B Common Stock; (iii) for approval of an amendment to the Articles of Incorporation to increase the authorized shares of Common Stock; (iv) for ratification of the appointment of KPMG Peat Marwick LLP as independent auditors; and (v) at the discretion of the Proxy holders with regard to such other business as may come before the meeting. If for any reason, one or more of the nominees should be unable or refuse to serve as a Director (an event which is not anticipated), the person named in the enclosed Proxy will vote for substitute nominees of the Board of Directors unless otherwise instructed. The Board of Directors knows of no matter to come before the meeting other than those set forth in the Proxy Statement. If any further business is presented at the meeting, the persons named in the Proxy will act on behalf of the Shareholders they represent according to their best judgment.

Abstentions and broker nonvotes are counted for purposes of determining the presence of a quorum. Abstentions and broker nonvotes are not counted for purposes of determining the election of Directors, for approval of an amendment to the Articles of Incorporation to create a new class of Common Stock called Class B Common Stock, for approval of an amendment to the Articles of Incorporation to increase the authorized shares of Common Stock, or ratification of auditors.

                          REVOCABILITY; COSTS

Any Shareholder giving a Proxy has the power to revoke it at any time before it is voted. Revocation of a Proxy is effective upon receipt by the Secretary of the Company of either (i) an instrument revoking it, or (ii) a duly executed Proxy bearing a later date. In addition, a Shareholder who is present at the Annual Meeting may revoke the Shareholder's Proxy and vote in person if the Shareholder so desires.

The cost of the solicitation of Proxies will be borne by the Company. Proxies may be solicited personally, by telephone, or by fax, by a few regular employees of the Company. The Company will reimburse brokers and other persons holding stock in their name, or in the name of nominees, for their expenses in sending Proxy material to principals and obtaining their Proxies.

                              PROPOSAL 1
                         ELECTION OF DIRECTORS

The Articles of Incorporation of the Company provide for the classification of the Board of Directors into three (3) classes with the Directors of each class being elected for a term of three (3) years. The term of each Director currently serving in Class II and Class III, except for William F. Kirk, extends to the Annual Meetings of Shareholders in 1999 and 2000, respectively, and until a successor is elected and qualified. At the Annual Meeting of Shareholders on January 27, 1998, six (6) Class I Directors are to be elected to serve until the Annual Meeting of Shareholders in 2001, and one (1) Class II Director is to be elected to serve until the Annual Meeting of Shareholders in 1999, and until their successors are elected and qualified. Pursuant to the Investment Agreement between the Company and DuPont, more fully described in "Proposal 2: Approval of an Amendment to the Articles of Incorporation to Create a New Class of Common Stock Called Class B Common Stock," DuPont is required to vote its approximate 20% voting power "FOR" the nominees. A "FOR" vote by a majority of votes cast is required for election of each nominee. Following are (i) a list of nominees, and (ii) a list of other Directors currently serving in Class II and Class III. See "Record Date; Voting of Shares" for a description on the voting rights of Common Stock and Preferred Stock voting as one class.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE
ELECTION OF EACH OF THE NOMINEES.



                    Information Concerning Nominees

                            Age at   Director
      Name                 10/20/97  Since          Background
      ----                 --------  --------       ----------

Class I -- Term Expires in 2001
           --------------------


Dr. Pedro M. Cuatrecasas...   61    1991  Since January 1997, Dr. Cuatrecasas has been a
                                          consultant in pharmaceutical and health
                                          sciences, operating out of Rancho Santa Fe,
                                          California.  Dr. Cuatrecasas is also a
                                          consultant for Warner-Lambert Company, Morris
                                          Plains, New Jersey (a pharmaceutical
                                          company).  From 1989 to 1997, Dr. Cuatrecasas
                                          served as Vice President of Warner-Lambert
                                          Company  and as President of its
                                          Pharmaceutical Research Division, Ann Arbor,
                                          Michigan.  Dr. Cuatrecasas is a director of
                                          Alliance Pharmaceuticals, San Diego,
                                          California (a pharmaceutical company); and
                                          Mitokor, San Diego, California (an early
                                          research pharmaceutical company).

Charles O. Holliday, Jr....   49    1997  Mr. Holliday was appointed as a Director of
                                          the Company on September 18, 1997, the closing
                                          date of the equity transaction with DuPont,
                                          more fully described below in the section
                                          entitled "Proposal 2:  Approval of an
                                          Amendment to the Articles of Incorporation to
                                          Create a New Class of Common Stock Called
                                          Class B Common Stock."  Since October 1997, he
                                          has served as President of DuPont, Wilmington,
                                          Delaware (a global chemical, energy and life
                                          sciences company).  Since July 1997,  he has
                                          served as a Director of DuPont.  From October
                                          1995 to October 1997, he served as Executive
                                          Vice President and member of the Office of the
                                          Chief Executive of DuPont.  He also served as
                                          Chairman of DuPont Asia-Pacific division from
                                          1995 to 1997.  He served as Senior Vice
                                          President of DuPont from 1992 to 1995 and as
                                          President of DuPont Asia-Pacific from 1990 to
                                          1995.  He also is a director of Analog
                                          Devices, Inc., Norwood, Massachusetts (an
                                          integrated circuit manufacturer).  Mr.
                                          Holliday is also a director of DuPont
                                          Photomasks, Inc., Round Rock, Texas (a global
                                          photomask, photoblanks and pellicles
                                          manufacturer).  Mr. Holliday was selected by
                                          DuPont to be nominated as its representative
                                          to the Board of the Company.  The Company has
                                          an obligation pursuant to the Investment
                                          Agreement dated as of August 6, 1997, between
                                          DuPont and the Company to nominate two
                                          representatives to the Company's Board, or
                                          three representatives in certain
                                          circumstances.  DuPont has a 20% equity
                                          interest in the Company.

Fred S. Hubbell............   46    1990  Since October 1997, Mr. Hubbell has been
                                          President and Chief Executive Officer of U S
                                          Life and Annuity Companies ING Group North
                                          America of Atlanta, Georgia (a life insurance
                                          and annuities company), which is a subsidiary
                                          of ING Financial Service International North
                                          America, Atlanta, Georgia (a financial
                                          services company).  He also serves as a
                                          Director of ING America Insurance Holdings,
                                          Inc., Atlanta, Georgia (an insurance holding
                                          company).  From April 1993 to October 1997,
                                          Mr. Hubbell served as Chairman of Equitable of
                                          Iowa Companies, Des Moines, Iowa (a life
                                          insurance and annuities company).  Mr. Hubbell
                                          held the positions of Chief Executive Officer
                                          from April 1989 to October 1997 and President
                                          from May 1987 to October 1997 of Equitable of
                                          Iowa Companies.  Mr. Hubbell is also  a
                                          Director of The Macerich Company, Santa
                                          Monica, California (a shopping center REIT).

Charles S. Johnson.........   59    1981  Mr. Johnson was named Chairman of the Board of
                                          the Company in December 1996.  Mr. Johnson has
                                          served as President and Chief Executive
                                          Officer of the Company since September 1995.
                                          Mr. Johnson previously was President and Chief
                                          Operating Officer from March 1995 to September
                                          1995.  Mr. Johnson was Executive Vice
                                          President from March 1993 to March 1995.
                                          Since 1973, Mr. Johnson has served in an
                                          executive position with the Company.  Mr.
                                          Johnson is also a Director of NationsBank,
                                          N.A.-Iowa, Des Moines, Iowa (a national bank),
                                          The Principal Financial Group (a financial
                                          services company) and Gaylord Container
                                          Corporation (a national manufacturer and
                                          distributor of brown paper and packaging
                                          products), each of Des Moines, Iowa.

H. Scott Wallace...........   46    1988  Mr. Wallace is the Director of the Division of
                                          Defender Legal Services for the National Legal
                                          Aid and Defender Association, Washington,
                                          D.C.  From 1992 to 1997, Mr. Wallace was a
                                          criminal justice and government relations
                                          consultant.  From 1985 to 1992, Mr. Wallace
                                          was Legislative Director, National Association
                                          of Criminal Defense Lawyers, Washington, D.C.

Herman H.F. Wijffels.......   55    1990  Since 1986, Mr. Wijffels has been Chairman of
                                          the Executive Board of Rabobank Nederland, The
                                          Netherlands (a cooperative banking
                                          organization doing business internationally).

Class II--Term Expires in 1999
          --------------------

William F. Kirk............   55    1997  Mr. Kirk was appointed as a Director of the
                                          Company on September 18, 1997, the closing
                                          date of the equity transaction with DuPont,
                                          more fully described in the section entitled
                                          "Proposal 2:  Approval of an Amendment to the
                                          Articles of Incorporation to Create a New
                                          Class of Common Stock Called Class B Common
                                          Stock."  He is a Senior Vice President of
                                          DuPont.  He was Vice President and General
                                          Manager of DuPont Agricultural Products from
                                          1990 to November 1997.  He had served as
                                          General Manager of DuPont Agricultural
                                          Products from 1985 to 1990.  Mr. Kirk was
                                          selected by DuPont to be nominated as its
                                          representative to the Board of the Company.
                                          The Company has an obligation pursuant to the
                                          Investment Agreement dated as of August 6,
                                          1997, between DuPont and the Company to
                                          nominate two representatives to the Company's
                                          Board, or three representatives in certain
                                          circumstances.  DuPont has a 20% equity
                                          interest in the Company.




                  Information Concerning Directors Continuing in Office

                            Age at   Director
      Name                 10/20/97  Since          Background
      ----                 --------  --------       ----------

Class II--Term Expires in 1999
          --------------------

Dr. F. Warren McFarlan.....   60    1987  Dr. McFarlan is the Albert E. Gordon Professor
                                          of Business Administration, Harvard University
                                          Graduate School of Business Administration and
                                          has been tenured since 1973.  Dr. McFarlan is
                                          a Director of Providian Financial Corporation,
                                          San Francisco, California (a credit card
                                          company) and Computer Sciences Corporation,
                                          Los Angeles, California (a computer system
                                          integration company).

Dr. Owen J. Newlin.........   69    1967  From 1978 to 1993, Dr. Newlin served in an
                                          executive position with the Company.  Dr.
                                          Newlin retired as Senior Vice President of the
                                          Company in April 1993.  Dr. Newlin is the
                                          President of the Board of Regents State of
                                          Iowa, Des Moines, Iowa (the governing body of
                                          the three public universities and the two
                                          special schools in the state of Iowa) and a
                                          Director of NationsBank N.A.-Iowa, Des Moines,
                                          Iowa (a national bank).

Thomas N. Urban............   63    1973  Mr. Urban served as Chairman of the Board of
                                          the Company from 1984 to December 1996.
                                          Between 1984 and March 1995, Mr. Urban served
                                          as President.  Mr. Urban served as Chief
                                          Executive Officer from March 1995 to August
                                          1995.  From August 1995 to May 1997, Mr. Urban
                                          was a Visiting Professor at Harvard Graduate
                                          School of Business.  Mr. Urban is also a
                                          Director of ING America Insurance Holdings,
                                          Inc., Atlanta, Georgia (an insurance holding
                                          company); Sigma Aldrich Corporation, St.
                                          Louis, Missouri (a research chemicals
                                          company); and The Case Corporation, Racine,
                                          Wisconsin (a construction and agricultural
                                          equipment company).



                            Age at   Director
      Name                 10/20/97  Since          Background
      ----                 --------  --------       ----------

Class III--Term Will Expire in 2000
           ------------------------


Nancy Y. Bekavac...........   50    1994  Since July 1990, Ms. Bekavac has been
                                          President of Scripps College, Claremont,
                                          California.  Ms. Bekavac is also a Director of
                                          Electro Rent Corp., Van Nuys, California (a
                                          computer and electronic test and measurement
                                          equipment rental company).

C. Robert Brenton..........   67    1973  Since 1990, Mr. Brenton has been Chairman of
                                          the Board of Brenton Banks, Inc., and is
                                          currently Chairman and a Director of Brenton
                                          Banks, Inc., Des Moines, Iowa.

Luiz Kaufmann..............   52    1994  Since November 1993, Mr. Kaufmann has been the
                                          President and CEO of Aracruz Celulose S.A.,
                                          Rio de Janeiro, Brazil (a pulp producer).
                                          From November 1990 through October 1993, Mr.
                                          Kaufmann was the Executive Vice President of
                                          Petropar S.A., Porto Alegre, Brazil (an
                                          investment holding company).

Dr. Virginia Walbot........   51    1985  Since 1989, Dr. Walbot has been a Professor at
                                          Stanford University's Department of Biological
                                          Sciences, Stanford, California.

Fred W. Weitz..............   68    1978  Since 1995, Mr. Weitz has been the President
                                          of Essex Meadows, Inc., Des Moines, Iowa (an
                                          operator of proprietary retirement communities
                                          and owner of commercial real estate).  From
                                          1964 to 1995, Mr. Weitz was the President of
                                          The Weitz Corporation, Des Moines, Iowa (a
                                          building construction and real estate
                                          development company).  Mr. Weitz is also a
                                          Director of The Principal Financial Group (a
                                          financial services company) and Wilian Holding
                                          Company (parent company of Economy Forms
                                          Corp., a manufacturer of concrete forms), both
                                          of Des Moines, Iowa.



                 COMMITTEES OF THE BOARD OF DIRECTORS

The Company has a standing Audit Committee, Compensation Committee, and Nominating Committee.

The Audit Committee is composed of four (4) Directors: Herman H.F. Wijffels (Chairman), C. Robert Brenton, Dr. Owen J. Newlin and Dr. Virginia Walbot. This Committee has general oversight responsibility with respect to the Company's financial reporting, including making recommendations to the Board of Directors as to the independent accountants of the Company, reviewing with independent accountants the scope of their examination and other matters, and reviewing generally the internal auditing procedures of the Company. The Audit Committee meets as required and met four (4) times during fiscal year 1997.

The Compensation Committee administers all executive compensation programs of the Company. During fiscal year 1997 the Committee was composed of three (3) Directors: Fred S. Hubbell (Chairman), Dr. Pedro Cuatrecasas and Luiz Kaufmann. The Compensation Committee meets as required and met three (3) times during fiscal year 1997.

The Nominating Committee is composed of six (6) Directors: Dr. F. Warren McFarlan (Chairman), Thomas N. Urban, H. Scott Wallace, Nancy
Y. Bekavac, Fred W. Weitz and Charles S. Johnson. This Committee establishes criteria for and presents the names of the nominees for membership on the Board of Directors, including those nominees recommended by Shareholders, to the Board of Directors for approval. In addition, it is the responsibility of this Committee to continue to search for persons qualified to be members and to bring to the attention of the Chairman and the Board of Directors any proposed nominees for further consideration and action.

The Committee will consider nominees recommended by Shareholders. Any such recommendation must be sent to the Secretary of the Company in accordance with the procedure set forth in the Company's Bylaws. Shareholders may nominate candidates for the Board of Directors at an annual meeting of Shareholders, only if prior written notice of such intention has been given to the Secretary of the Company not later than 90 days prior to the anniversary date of the record date set for the immediate preceding year's annual meeting of Shareholders and with respect to election to be held at a special meeting of Shareholders, only if prior notice of such intention has been given to the Secretary of the Company not later than the close of business on the tenth day following the date on which notice of such meeting is first given to Shareholders. Such notice shall include (a) the names and addresses of the Shareholder and nominee, (b) a description of all arrangements or understandings between the Shareholder, nominee and other persons (naming such persons) regarding the nomination, (c) the consent of the nominee to serve as a Director, if elected, and (d) a representation that the Shareholder is the holder of record of Company stock and intends to appear in person or by proxy to nominate the person specified in the notice. In addition, the notice shall include such other information regarding the nominee as would be required to be included in a Proxy Statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated by the Board of Directors.

The Nominating Committee is also responsible for establishing criteria for the election of directors; reviewing management's evaluation of any officers proposed for nomination to the Board of Directors; and reviewing the qualifications of, and, when appropriate, interviewing candidates who may be proposed for nomination to the Board of Directors, including those nominees recommended by Shareholders. The Nominating Committee meets as required and met two (2) times during fiscal year 1997.

The Board of Directors met six (6) times during fiscal year 1997. All members attended at least 75% of the total number of meetings of the Board of Directors and of the Committees of the Board on which they serve.

   SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table on the following page shows the shares of Common Stock beneficially owned on November 4, 1997, by (i) each Director, (ii) each of the Named Executive Officers as defined in "Compensation-Executive Compensation," (iii) all Executive Officers and Directors as a group, and (iv) each person known by the Company to own more than 5% of the Common Stock or to own Series A Convertible Preferred Stock, which is convertible into more than 5% of the Common Stock of the Company.

                                           Shares Beneficially    Percent of
            Name                                 Owned(FN1)         Class(FN2)
            ----                                 -----            ----------

OVER 5% BENEFICIAL OWNERS:

     Jean Wallace Douglas.....................  6,474,450(FN3)      7.9%
     Robert B. Wallace........................  4,824,186(FN4)      5.9%
     E.I. du Pont de Nemours and Company...... 16,444,586(FN5)     20.0%

OTHERS:

    Nancy Y. Bekavac .........................      2,217            (FN*)
    C. Robert Brenton ........................      1,478            (*)
    Jerry L. Chicoine ........................     56,075            (*)
    Dr. Pedro M. Cuatrecasas .................      2,471            (*)
    Charles O. Holliday, Jr...................          0(FN6)       (*)
    Fred S. Hubbell ..........................      4,472            (*)
    John D. James ............................     24,734            (*)
    Charles S. Johnson .......................     62,831            (*)
    Luiz Kaufmann.............................      1,767            (*)
    William F. Kirk...........................          0(FN7)       (*)
    Dr. Richard L. McConnell..................     27,455            (*)
    Dr. F. Warren McFarlan ...................      4,444            (*)
    Dr. Owen J. Newlin .......................    575,072            (*)
    Thomas N. Urban ..........................    270,231(FN8)       (*)
    Dr. Virginia Walbot ......................      1,421            (*)
    H. Scott Wallace .........................    676,281            (*)
    Fred W. Weitz ............................      6,826            (*)
    Robert K. Wichmann........................     46,093            (*)
    Herman H.F. Wijffels .....................      1,787            (*)
    All Executive Officers and Directors as a
      Group (35 persons)                        2,041,660           2.5%

--------
[FN]

(*) The number of shares owned represents less than 1% of the outstanding stock.

1 Shares listed include Restricted Stock which have restrictions on transfer for five (5) years after the date of grant. Unless otherwise indicated in the notes, where applicable, each shareholder and/or the spouse of the shareholder, have sole voting and investment power with respect to the shares beneficially owned.

2 Based solely on the number of outstanding shares of Common Stock plus the number of shares of Common Stock issuable upon conversion of all Series A Convertible Preferred Stock owned by DuPont; does not take into account disparities in voting rights which may arise due to the fact that some shares of Common Stock are entitled to five (5) votes per share and some shares are entitled to one (1) vote per share.

3 Mrs. Douglas' address is c/o W. Leslie Douglas, 725-15th Street, N.W., Washington, D.C. 20005.

4   Mr. Wallace's address is 1990 M Street, Suite 250, Washington, D.C.
    20036.

5 Shares listed are 16,444,586 shares of Common Stock which are issuable upon the conversion of the 164,445.86 shares of Series A Convertible Preferred Stock. Shares of Preferred Stock are convertible (on the basis of 100 shares of Common Stock for each share of Preferred Stock) automatically upon the transfer of beneficial ownership of such shares of Preferred Stock to a person not a member of a DuPont group (generally defined as an affiliate of DuPont) and under certain other limited circumstances. The Preferred Stock is a Common Stock equivalent on the basis of the number of shares into which the Preferred Stock is convertible. DuPont holds the shares through its U.S. wholly-owned subsidiary, Du Pont Chemical and Energy perations, Inc.

6 Mr. Holliday is a director and President of DuPont. DuPont holds shares through its U.S. wholly-owned subsidiary, Du Pont Chemical and Energy Operations, Inc. See footnote 5 above.

7   Mr. Kirk is a Senior Vice President of DuPont.

8 Includes 16,042 shares held by a charitable foundation for which Mr. Urban is one of the trustees, of which he disclaims beneficial ownership, and 2,215 shares held by trusts for which Mr. Urban is a trustee, of which he disclaims beneficial ownership.



                          EXECUTIVE OFFICERS

Set forth below are the names, ages, titles, and present and past positions of the persons serving as Executive Officers of the Company.


                            Age at   Officer
      Name                 10/20/97  Since          Background
      ----                 --------  -------        ----------

Wayne L. Beck .............   49    1993  Mr.Beck was elected to his present position as
                                          Vice President, Supply Management,
                                          effective March 1993, and since 1988 has
                                          served as Director of North American Seed
                                          Division-Production.

Carrol D. Bolen............   59    1983  Mr. Bolen was elected to his present position
                                          as Vice President effective January 1983.  In
                                          1995, Mr. Bolen was named to his current
                                          position as Vice President and Director of
                                          Legal and Government Affairs.  Mr. Bolen
                                          served as Director of the Company's Specialty
                                          Plant Products Division from September 1988
                                          until 1994, when he was appointed Director of
                                          Business Development.

Dr. Anthony J. Cavalieri ..   46    1995  Dr. Cavalieri was elected to his present
                                          position as Vice President effective March
                                          1995, and serves as Director of Trait and
                                          Technology Development.  From December 1990 to
                                          January 1994, Dr. Cavalieri was Director,
                                          Technology Support, and from January 1994 to
                                          March 1995 was Director, Trait and Technology
                                          Development.

Jack A. Cavanah ...........   59    1991  Mr. Cavanah was elected to his present position
                                          as Vice President effective March 1991, and serves
                                          as Director of Corn Research.

Jerry L. Chicoine .........   55    1988  Mr. Chicoine was elected to his present
                                          position as Executive Vice President and Chief
                                          Operating Officer effective September 1997.
                                          Mr. Chicoine also has served as Corporate
                                          Secretary since March 1990.  Mr. Chicoine
                                          served as Senior Vice President from March
                                          1990 to September 1997 and as Chief Financial
                                          Officer from March 1990 to November 1997.

Dwight G. Dollison ........   54    1988  Mr. Dollison was elected to his present position as
                                          Vice President and Treasurer effective March 1995
                                          and previously held the position of Treasurer from
                                          1988 to 1995.

Thomas M. Hanigan .........   43    1995  Mr. Hanigan was elected to his present
                                          position as Vice President effective March
                                          1995, and serves as Director of Information
                                          Management and Business Information Services.
                                          From July 1993 to March 1995, Mr. Hanigan was
                                          the Director of Information Management of the
                                          Company.  From March 1991 to July 1993, Mr.
                                          Hanigan was Director of Business Information
                                          Services.

Brian G. Hart .............   42    1991  Mr. Hart was elected Chief Financial Officer
                                          in November 1997.  Mr. Hart has been serving
                                          as Vice President since March 1995 and
                                          continues to serve in that position.  Mr. Hart
                                          was Corporate Controller from September 1990
                                          until November 1997.

James R. Houser ...........   42    1995  Mr. Houser was elected to his present position
                                          as Vice President effective March 1995 and
                                          serves as Director of Nutrition and Industry
                                          Markets.  From 1989 to 1992, Mr. Houser was
                                          the assistant Director of the Company's
                                          European Region.  In 1992, Mr. Houser was
                                          named Director of the Company's Microbial
                                          Genetics Division.

John D. James .............   52    1991  Mr. James was elected to his present position
                                          as Senior Vice President effective March
                                          1994.  Mr. James previously held the position
                                          of Vice President and Group Executive for the
                                          Company from March 1991 to March 1994, and was
                                          the President of Business Information Services
                                          of the Company from 1986 to 1991.

Herbert H. Jervis..........   55    1997  Mr. Jervis was elected to his present position
                                          as Vice President effective May 1997, and also
                                          serves as Chief Intellectual Property
                                          Counsel.  From 1990 to 1996, Mr. Jervis was
                                          Associate Patent Counsel at Smith Kline
                                          Beechman Pharmaceuticals, Philadelphia,
                                          Pennsylvania.

Charles S. Johnson.........   59    1981  Mr. Johnson was named Chairman of the Board of
                                          the Company in December 1996.  Mr. Johnson has
                                          served as President and Chief Executive
                                          Officer of the Company since September 1995.
                                          Mr. Johnson previously was President and Chief
                                          Operating Officer from March 1995 to September
                                          1995.  Mr. Johnson was Executive Vice
                                          President from March 1993 to March 1995.
                                          Since 1973, Mr. Johnson has served in an
                                          executive position with the Company.

 Dr. Hector R. R. Laurence    52    1993  Dr. Laurence was elected to his present
                                          position as Vice President effective March
                                          1993.  Dr.  Laurence has served as Director of
                                          Operations for Latin America (South
                                          America/Central America/Caribbean) from 1988
                                          to the present.

Mary A. McBride ...........   50    1991  Ms. McBride was elected to her present
                                          position as Vice President, Marketing in March
                                          1991.

Dr. Richard L. McConnell ..   47    1991  Dr. McConnell was elected to his present
                                          position as Senior Vice President and Director
                                          of Research in March 1994.  From March 1991 to
                                          March 1994, he held the position of Vice
                                          President, Director of North America Research.

Dr. James E. Miller .......   43    1995  Dr. Miller was elected to his present position
                                          as Vice President in March 1995 and has served
                                          as Director of Product Development since
                                          August 1997.  From January 1994 to August
                                          1997, Dr. Miller held the position of
                                          Director, Oilseeds and Field Crops Research.
                                          From February 1990 to January 1994, Dr. Miller
                                          held the position of Director, Soybean
                                          Research.

Paul E. Schickler .........   45    1995  Mr. Schickler was elected to his present
                                          position as Vice President of the Company
                                          effective March 1995, and serves as Director
                                          of Resource Planning (Financial Planning,
                                          Human Resources, Learning and Development and
                                          Corporate Communications).  From 1990 to March
                                          1995, Mr. Schickler was Director of Finance
                                          for North American Operations.

Leon R. Shearer............   54    1997  Mr. Shearer was elected to his present
                                          position as Vice President in August 1997 and
                                          also serves as General Counsel.  From 1992 to
                                          August 1997, Mr. Shearer was a practicing
                                          attorney and the managing partner of Shearer,
                                          Templer and Pingle, a law firm in West Des
                                          Moines, Iowa.

Harold F. Thorne ..........   50    1995  Mr. Thorne was elected to his present position
                                          as Vice President of the Company in March
                                          1995, and serves as Director of Africa, Middle
                                          East, Asia and China.  From 1994 to 1995, Mr.
                                          Thorne was Director of Operations for Africa,
                                          Middle East, Asia and China and also Director
                                          of Government Affairs.  From 1988 to 1994, Mr.
                                          Thorne was Director of Business Development of
                                          the Company

John T. Watson ............   60    1991  Mr. Watson was elected to his present position
                                          as Vice President of the Company in March
                                          1991, and serves as Director of Operations for
                                          the Commonwealth of Independent States,
                                          Oceania, and Turkey.

Robert K. Wichmann ........   60    1986  Mr. Wichmann was elected to his present
                                          position as Vice President of North American
                                          Seed Sales in March 1986.


                         DU PONT RELATIONSHIP

On August 6, 1997, the Company and DuPont agreed to three integrated transactions involving (1) a research alliance between the two companies; (2) the formation of a joint venture to exploit business opportunities in quality grain traits; and (3) an equity investment by DuPont in the Company under which DuPont acquired a 20% equity interest in the Company. Pursuant to the research alliance, the Company and DuPont have agreed to a research alliance and collaboration to take advantage of the two companies' respective expertise and technology and know-how concerning quality grain traits, agronomic traits, industrial use traits, genomics and enabling technology for developing seed, grain, grain products, plant materials and other crop improvement products. The research alliance has two components, namely (a) collaborative efforts by both parties for the development of technologies and (b) the grant by each party to the other of licenses to certain technologies. The Company and DuPont also have established a commercial joint venture (the "Joint Venture"), in which each party will own a 50% interest, which will seek to create, maximize and capture value for quality traits in seed, grain, grain products and plant materials delivered through corn, soybeans and other selected oil seeds. A key component of the Joint Venture is the Preferred Seed Support Agreement between the Joint Venture and the Company. The Joint Venture is not in the seed business and will look to the Company to be the Joint Venture's preferred worldwide provider and preferred marketer of quality trait seeds pursuant to the Preferred Seed Support Agreement. In general, the Joint Venture will be entitled to premiums or royalties captured from the quality trait aspects of seed sold by the Company, as determined by the parties in accordance with the Agreement; and the Company will be entitled to revenues from the entire genetic package for traits and services in the selling of seeds except for the quality trait aspect. Operations of the Joint Venture and Research Alliance Agreement did not begin in fiscal year 1997 but will begin in fiscal year 1998.

        COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

PHILOSOPHY

The Company's mission is to increase the wealth of our Shareholders by increasing the wealth of our customers through the science of genetics. The Company does this by delivering high yielding and high quality products through a worldwide, long-term, team effort.

The Company believes the key measures of increases in shareholder value and long-term performance are earnings per share ("EPS") growth over time and return on equity ("ROE"). Achieving these goals will also generate the cash flow and financial strength required to support the Company's long-term efforts. As a result, the Company has established goals of double digit EPS growth over time and sustaining a 20% ROE.

The Compensation Committee has aligned its programs with this business strategy and key financial goals. The guiding principle is to encourage and reward executives and key managers for short-term and long-term performance, with an emphasis on double digit EPS growth over time and 20% ROE. Other performance criteria are selected based upon executives' abilities to impact such performance and the correlation of such performance to the Company's business strategy.

A substantial portion of executive compensation is contingent upon meeting the above performance goals. As an employee assumes greater responsibility, a larger portion of his/her total compensation is contingent on achieving these goals.

Stock-based rewards are integral parts of the compensation program. This assures that executives/owners, like other Shareholders, have a definite, personal interest in the long-term success of the Company.

The Company wants to attract and retain top-notch employees in order to sustain long-term success, market leadership and the successful implementation of its business strategy. To help accomplish this goal, the Company's targeted total compensation is competitive based on challenging business goals. Following is a table which shows targeted compensation levels for each component of compensation as compared to compensation of executives in similar positions in Comparator Organizations as defined below.

                                      Target Competitive Percentile
                                      -----------------------------
  Compensation Component              if Planned Results Achieved(FN1)
  ----------------------              ----------------------------

  Base Salary                                  50th - 60th
  Total Annual Cash Compensation
    (Base + Annual Reward)                     65th - 75th
  Long-Term Rewards                            65th - 75th
  Benefits                                     50th - 60th
  Total Compensation (Base + Rewards
    + Benefits)                                65th - 75th

[FN]
1   The above targets are general guides for all positions. The
    Compensation Committee will monitor the programs over time to align compensation with the above targets and philosophy stated in this report.

Exceeding planned results would provide total compensation above the 75th percentile while performance below planned levels could result in total compensation between the 50th and 65th percentiles or lower. Achieving targeted results would place the Company in the top quartile of the Comparator Organization in terms of business performance.

For the five-year period ending in 1996, five of the over 50
Comparator Organizations achieved at least 12% EPS growth and 20% ROE. In the past 15 years, only three of the Comparator Organizations achieved a minimum five-year EPS growth of 12% and 20% ROE at least 50% of the time with a minimum of 10 years operating results.

Competitive market compensation information was gathered for the Compensation Committee, with input from an independent consultant, from a group of over 50 companies (Comparator Organizations) having one (1) or more of the following attributes: related industry, similar revenue size, research orientation, substantial international operations, or geographic proximity to the Company. The Compensation Committee has and will monitor the group and make changes to the group when appropriate. The Compensation Committee believes that the Comparator Organizations represent the Company's most direct competitors for executive talent. Although some of the companies in the Comparator Organizations are in the Combined Value Line Index utilized for shareholder return comparison in the "Performance Graph" on page 19, the Compensation Committee believes the Company's most direct competitors for executive talent are not necessarily all of the companies that should be included in an index established for comparing shareholder returns. Direct competitors for executive talent are not necessarily the same companies that are relevant for comparing shareholder returns because such factors as the geographical location and size of organization have a greater impact on salaries than on investor decisions.

ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee has responsibility for reviewing and approving the design of the compensation programs and pension and welfare benefits. For the CEO/President, compensation is determined by the Compensation Committee and reviewed by the full Board within the framework of the programs. For other executives, the Compensation Committee has responsibility for reviewing salaries and rewards. All Compensation Committee members are non-employee members of the Board. An independent compensation consultant has provided input on program design.

COMPENSATION COMPONENTS

Other than employee benefits, there are three (3) primary components in the compensation package for executives: base salary, management reward program and long-term stock-based rewards. All components of compensation are collectively considered when setting each individual component of compensation. Salary and target reward levels are established and monitored according to the targeted competitive levels as set forth in the "Philosophy" section. In addition, the following factors are considered: responsibilities, experience, past performance, internal equity and the internal relative value of positions.

BASE SALARY. In fiscal 1997, salaries of executives were increased on average by 7.2% based primarily on business and individual performance and competitive practices at Comparator Organizations.

MANAGEMENT REWARD PROGRAM. The Management Reward Program ("MRP") is designed to focus management efforts on critical performance goals and to reward results achieved in relation to those goals. Two separate plans are utilized to meet this objective.

MRP--Performance-Based ("MRP Part I") rewards are based upon actual performance, compared to target performance of 12-14% annual EPS growth over time and a sustained 20% ROE. Because the Compensation Committee believes EPS growth over time more directly impacts shareholder value, the Management Reward Program weights this factor more heavily than ROE.

The EPS growth goal is based on growth over time with fiscal 1995 as the starting point. This is consistent with the Company's five-year planning process and long-term nature of its business. It is also appropriate for a business that has major fluctuations because of government programs and weather. MRP Part I provides "performance-based compensation" as defined under 162(m) of the Internal Revenue Code (the "Million Dollar Cap Legislation").

Part II of the Management Reward Program (the "MRP Part II") rewards executives for meeting individual and/or team goals. Again, performance is the driver in determining rewards. The goals may be measured by both objective and subjective measures and include both financial and non-financial factors. The team/individual goals do not as directly impact shareholder value as the financial goals, so the rewards under MRP Part II represent approximately one-fourth (1/4) of executives' potential target annual reward opportunity and are limited to a maximum of 20% of base salary.

Combined target MRP rewards begin at 8% of base salary for participants and range from 45% to 75% of base salary for executives, with the target percentage increasing with increased responsibility. Actual rewards can range from zero, when financial and individual performance is low, to multiples of the target reward opportunities when performance is high.

For fiscal year 1997, the Company had a 21% EPS growth over the fiscal 1996 target of $2.44, well in excess of the 12-14% EPS growth goal. ROE was 21.2% in fiscal year 1997, in excess of the 20% ROE target. EPS was $2.95 compared to fiscal year 1996 results of $2.68 actual. ROE was 21.2% compared to 21.9% in fiscal year 1996. This resulted in rewards under the MRP Part I exceeding targeted levels by approximately 2.2 times. This reward level reflects the outstanding performance of the Company. EPS and ROE performance places the Company in the top quartile of the Comparator Organizations. All executives also met or exceeded their individual or team goals resulting in target or better than target rewards under the MRP Part II. As discussed below in the "Compensation of President/CEO," the executives led the Company in important and critical efforts to position the Company for the future.

The following is an example of the calculation of the MRP Part I reward. It uses the fiscal 1997 EPS of $2.95 and ROE of 21.2%.

      EPS Growth     ROE      Pay Band   Executive's   Performance-
      Multiplier   Modifier   Target %   Base Salary   Based Reward

        2.05   X    1.06    X  37%    X   $200,000   =   $160,580

The ROE Modifier ranges from .8 when ROE is 16% or lower to 1.2 when ROE is 24% or higher; and is 1.0 when ROE is 20%. See below for current EPS Growth multipliers that correspond to various EPS levels and EPS Growth percentages.

              EPS Performance Table(FN*)
            ------------------------------------------------------
               EPS    EPS Growth           EPS (In $)
                                 ---------------------------------
            Growth %(FN**)Multiplier 1996  1997  1998  1999   2000
            ------------------------------------------------------
                0%       0.00       2.16   2.44  2.76  3.12   3.52
            ------------------------------------------------------
                4%       0.33       2.25   2.54  2.87  3.24   3.66
            ------------------------------------------------------
                8%       0.67       2.33   2.64  2.98  3.37   3.80
            ------------------------------------------------------
   TARGET      12%       1.00       2.42   2.73  3.09  3.49   3.94
   RANGE    ------------------------------------------------------
               13%       1.00       2.44   2.76  3.12  3.52   3.98
            ------------------------------------------------------
               14%       1.00       2.46   2.78  3.14  3.55   4.01
            ------------------------------------------------------
               18%       1.70       2.55   2.88  3.25  3.68   4.16
            ------------------------------------------------------
               21%       2.05       2.61   2.95  3.34  3.77   4.26
            ------------------------------------------------------
               22%       2.10       2.64   2.98  3.36  3.80   4.30
            ------------------------------------------------------
               24%       2.20       2.68   3.03  3.42  3.86   4.37
            ------------------------------------------------------

[FN]

* The table is only a summary. There are various multipliers for points between the points listed above and for points beyond 24%.

** The EPS Growth Percentage is calculated as follows: (EPS for the applicable fiscal year minus the Prior Year's Target EPS) divided by the Prior Year's Target EPS. The Prior Year's Target EPS assumes EPS has grown 13% annually from Fiscal 1995.


LONG-TERM STOCK-BASED REWARDS. The purpose of the Long-Term Stock-Based Reward Program is to: 1) align the interests of employees with the long-term interests of shareholders; 2) encourage and reward medium/long-term performance; and 3) retain top notch employees. There are two components of the Long-Term Stock-Based Reward Program:
Restricted Stock and Stock Options. Both provide "performance based compensation" as defined under the Million Dollar Cap Legislation.

The Restricted Stock and Stock Option Programs meet the above purposes by: 1) rewarding management for increases in shareholder value; 2) focusing management on the Company's long-term EPS growth; 3)
ownership and retention of Company stock; and 4) retention of management talent through vesting of Restricted Stock and Stock
Options, generally over a three to five-year period.

-- RESTRICTED STOCK PROGRAM. Restricted Stock Rewards are based upon actual three-year EPS performance compared to target performance of 12-14% EPS growth over time with fiscal 1995 as the starting point. This is consistent with the Company's goal of double digit EPS growth over time, the Company's five-year planning process and the long-term nature of its business. It is also appropriate for a business that has major fluctuations because of government programs and weather.

Target rewards typically begin at 20% of base salary for participants and range from 45% to 75% of base salary for executives, with the target percentage increasing with increased responsibility. Actual rewards can range from zero, when financial performance is low, to multiples of the target reward opportunities when performance is high.

EPS growth for fiscal years 1995 through 1997 resulted in Restricted Stock Rewards of approximately 1.85 times targeted levels. The following is an example of the calculation of the performance-based Restricted Stock Reward. It uses actual EPS of $7.79 for the three years ended August 31, 1997 (FY95 was $2.16, FY96 was $2.68, FY97 was $2.95 for a total of $7.79.)

    EPS Growth       Pay Band      Executive's     Value of Restricted
    Multiplier       Target %      Base Salary        Stock Grant

      1.85      X      50%    X     $200,000    =       $185,000

See below for current three-year EPS Growth Multiplier that corresponds to a given three-year EPS.

                   Three Year EPS Growth Percentage and
                           Multiplier Table(FN*)
            ---------------------------------------------------------
                         Three Year Total EPS
                                -------------------------------------
            3 Year      3 Year    1994- 1995-   1996-   1997-   1998-
            EPS         EPS       1996  1997    1998    1999    2000
            Growth%(FN**)Multiplier
            ---------------------------------------------------------
               0%       0.00      6.43  6.48    6.48    6.48    6.48
            ---------------------------------------------------------
               4%       0.33      6.52  6.74    7.01    7.29    7.58
            ---------------------------------------------------------
               8%       0.67      6.60  7.01    7.57    8.18    8.83
            ---------------------------------------------------------
   TARGET     12%       1.00      6.69  7.29    8.16    9.14   10.24
   RANGE    ---------------------------------------------------------
              13%       1.00      6.71  7.36    8.32    9.40   10.62
            ---------------------------------------------------------
              14%       1.00      6.73  7.43    8.47    9.66   11.01
            ---------------------------------------------------------
              18%       1.70      6.82  7.72    9.11   10.74   12.68
            ---------------------------------------------------------
              19%       1.85      6.84  7.79    9.27   11.03   13.13
            ---------------------------------------------------------
              22%       2.10      6.91  8.01    9.77   11.92   14.55
            ---------------------------------------------------------
              24%       2.20      6.95  8.16   10.12   12.55   15.56
            ---------------------------------------------------------

[FN]
* The table is only a summary. There are various multipliers for points between the points listed above and for points beyond 24%.

** The Three Year EPS Growth Percentage will be determined as follows:
   add the EPS for three years (the most recently completed fiscal year and the prior two fiscal years, this becomes the "Three Year Total EPS"). Three Year Total EPS is then compared to the Three Year EPS Growth Percentage. The Three Year EPS Growth Percentage is determined assuming a specific EPS Growth percentage was achieved since fiscal 1995. Because this is a relatively new plan, the rewards for this year are based on growth over two years.

-- STOCK OPTIONS. Stock options were granted to most of the current executives at the beginning of fiscal 1996. In addition, stock options were granted in fiscal 1997 to two individuals appointed to corporate vice president positions during the fiscal year. Consistent with the Company's long-term focus, it is currently anticipated that options will be granted only once every five years to an executive.

When vested, options can be exercised to purchase a predetermined amount of Common Stock at a pre-established exercise price. The exercise price is equal to the fair market value of the Common Stock at the date of the grant. The options, generally, will not fully vest until five years after grant (1/3 of the options will vest after each of years 3, 4, and 5). Options expire 10 years following the date of grant, although this period may be shortened after termination of employment.

The number of options granted was established to put executive long-term rewards, when combined with Restricted Stock grants, at the targeted competitive levels as set forth in the "Philosophy" section if the aggressive EPS and ROE targets are achieved. The Compensation Committee, with input from a compensation consultant, used the widely accepted Black-Scholes model to estimate the value of stock options. The ultimate value will depend on increases or decreases in the Company's stock price.

COMPENSATION OF THE PRESIDENT/CEO

Mr. Johnson's compensation is based on the policies and programs described above.

BASE SALARY. Mr. Johnson received a base salary increase of 7.9% on September 1, 1996 to reflect his performance and position his base pay between the 50th and 60th percentiles of executives in similar positions at Comparator Organizations, consistent with the Company's compensation strategy.

MANAGEMENT REWARD PROGRAM. As stated above, for fiscal year 1997, the Company had a 21% EPS growth over the fiscal 1996 target, well in excess of the 12-14% EPS growth goal. ROE was 21.2% in fiscal year 1997, in excess of the 20% ROE target. Consequently, MRP Part I payouts were approximately 2.2 times target. The reward reflects the outstanding performance of the Company. EPS growth and ROE rates over this period place the Company's performance in the top quartile of the Comparator Organizations. Mr. Johnson's reward under the MRP Part I was $914,877 or 134.5% of his fiscal year-end base salary. In addition, Mr. Johnson exceeded his individual and team goals resulting in a reward of $132,601 or 19.5% of his fiscal year-end base salary (for a total reward of $1,047,478 or 154.0% of fiscal year end base salary). The target for accomplishing the Company's financial goals was 75% of base salary, consistent with the Company's compensation philosophy.

Mr. Johnson led the Company with the support of other executives in an important and critical year of positioning the Company for the future. Mr. Johnson's leadership resulted in: (1) entering into the DuPont alliance which includes a research alliance, joint venture for creating and capturing value for quality grain traits and 20% equity investment in the Company by DuPont; (2) formation of an alliance with CuraGen Corporation, a genomic research alliance; and (3) development of a strong line-up of new hybrids, strong field testing of hybrids, increased supply capacity and upgrade of the sales force. This was also a year when financial performance remained outstanding.

LONG-TERM REWARD--STOCK-BASED REWARD PROGRAM. As stated earlier, the Company had a 21% EPS growth over the fiscal year 1996 target, well in excess of the 12-14% EPS growth target. Consequently, Restricted Stock Rewards were approximately 1.85 times target. Restricted Stock approximately equal in value to $943,506 or 138.8% of Mr. Johnson's base salary will be awarded to him. His target for accomplishing the Company's financial goals was 75% of base salary.

Mr. Johnson was granted 304,000 stock options at the beginning of fiscal year 1996. No options were granted in fiscal year 1997. It is anticipated that the options will only be granted once every five years and will not fully vest for five years so no new options were granted in fiscal year 1997. The number of options granted was intended to put Mr. Johnson's targeted total long-term rewards, when combined with Restricted Stock grants, in line with the targeted competitive levels as set forth in the "Philosophy" section.

Compensation Committee members: Fred S. Hubbell (Chairman), Dr. Pedro Cuatrecasas and Luiz Kaufmann.

                             COMPENSATION

EXECUTIVE COMPENSATION

The following table sets forth compensation information for the Chief Executive Officer and the other four (4) most highly compensated executive officers (Named Executive Officers) for fiscal years 1995, 1996, and 1997.



                                     SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM COMPENSATION
                                                                                   ----------------------
                        ANNUAL    COMPENSATION                                     AWARDS         PAYOUTS
---------------------------------------------------------------------------------------------------------
         (a)                   (b)      (c)        (d)        (e)          (f)         (g)    (h)       (i)

                                                                         Restricted                   All Other
                                                          Other Annual    Stock      Options/ LTIP    Compen-
Name and Principal Position    Year    Salary     Bonus   Compensation   Award(s)(FN1) SARs  Payouts  sation(FN2)
                                        ($)        ($)                     ($)         (#)    ($)        ($)
-----------------------------------------------------------------------------------------------------------------

 Charles S. Johnson            1997    680,004  1,047,478                943,506                      44,452
  Chairman, President and      1996    630,000  1,057,896              1,039,500     304,000          35,650
  Chief Executive Officer      1995    474,690    247,546                321,810                      29,880

 Jerry L. Chicoine             1997    385,008    490,558                445,166                      25,751
  Executive Vice President and 1996    350,004    459,451                462,005     103,000          19,863
  Chief Operating Officer      1995    310,008    149,547                179,464                      16,573

 Richard L. McConnell          1997    320,004    387,173                355,204                      16,223
  Senior Vice President/       1996    280,008    367,566                369,611     103,000          11,925
  Director of Research         1995    235,308    111,159                133,396                       9,968

 John D. James                 1997    315,000    381,118                349,650                      16,759
  Senior Vice President        1996    275,004    360,998                363,005     103,000          12,262
                               1995    222,091    115,740                138,893                      10,155

 Robert K. Wichmann            1997    260,040    252,993                240,537                      25,823
  Vice President               1996    242,O52    259,407                266,257      40,000          19,652
  North American Seed Sales    1995    218,059     98,588                 98,588                      16,161

1 Restricted Stock is valued without regard to restrictions on transfer. Aggregate restricted stockholding and their market values, without regard to restrictions on transfer, held at 1997 fiscal year end were as follows: Mr. Johnson 53,114 shares, $4,571,124; Mr. Chicoine 25,799 shares, $2,220,326; Dr. McConnell
    15,665 shares, $1,348,169; Mr. James 17,317 shares, $1,490,344;
    and Mr. Wichmann 15,689 shares, $1,350,235. Dividends are paid quarterly to restricted stockholders.

2 Consists of above market interest accruing on deferred compensation (portion of interest in excess of 120% of the applicable federal long-term rate) and Company contributions to defined contribution plan (401(k)) as follows: Mr. Johnson -- 1997-above market interest $41,452, and 401(k) $3,000; Mr.
    Chicoine -- 1997-above market interest $22,751, and 401(k) $3,000; Dr. McConnell -- 1997-above market interest $13,223, and 401(k) $3,000; Mr. James -- 1997-above market interest $13,759, and 401(k) $3,000; and Mr. Wichmann -- 1997-above market interest $22,823, and 401(k) $3,000.


The following table sets forth certain information regarding the options held by Named Executive Officers at August 31, 1997. No executives exercised options in fiscal year 1997.


                          AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR 1997 AND
                                    FISCAL YEAR-END OPTION/SAR VALUES
       -------------------------------------------------------------------------------------------------
       Name                  Shares     Value      Number of securities      Value of unexercised
                            acquired   realized        underlying             options/SARs at
                               on       ($)           unexercised              FY-end ($)
                            exercise                options/SARs at        Exercisable/Unexercisable(FN1)
                              (#)                     FY-end (#)
                                                 Exercisable/Unexercisable
               (a)            (b)       (c)               (d)
       -------------------------------------------------------------------------------------------------

       Charles S. Johnson     N/A       N/A          0/304,000                 $0/13,053,000
       Jerry L. Chicoine      N/A       N/A          0/103,000                  $0/4,422,563
       Dr. Richard L.         N/A       N/A          0/103,000                  $0/4,422,563
       McConnell
       John D. James          N/A       N/A          0/103,000                  $0/4,422,563
       Robert K. Wichmann     N/A       N/A           0/40,000                  $0/1,717,500
       -------------------------------------------------------------------------------------------------

1 Value determined from market price at fiscal year end ($86.0625) less exercise price ($43.125). The actual value, if any, an executive may realize will depend on the stock price on the date of exercise, so there is no assurance the value stated will be equal to the value realized by the executive.




PENSION PLANS

                        Estimated Annual Retirement Benefits
                           for Years of Service Indicated
 --------------------------------------------------------------------------------------------------
    Average
 Compensation(FN*)     10             15           20              25            30           35
 --------------------------------------------------------------------------------------------------
   $400,000        $240,000       $240,000      $240,000       $240,000       $240,000     $240,000
 --------------------------------------------------------------------------------------------------
    600,000         360,000        360,000       360,000        360,000        360,000      360,000
 --------------------------------------------------------------------------------------------------
  1,000,000         600,000        600,000       600,000        600,000        600,00       600,000
 --------------------------------------------------------------------------------------------------
  1,400,000         840,000        840,000       840,000        840,000        840,000      840,000
 --------------------- ----------------------------------------------------------------------------
  1,800,000       1,080,000      1,080,000     1,080,000      1,080,000      1,080,000    1,080,000
 --------------------------------------------------------------------------------------------------
  2,200,000       1,320,000      1,320,000     1,320,000      1,320,000      1,320,000    1,320,000
 --------------------------------------------------------------------------------------------------
  2,600,000       1,560,000      1,560,000     1,560,000      1,560,000      1,560,000    1,560,000
 --------------------------------------------------------------------------------------------------
  3,000,000       1,800,000      1,800,000     1,800,000      1,800,000      1,800,000    1,800,000
 --------------------------------------------------------------------------------------------------
  3,400,000       2,040,000      2,040,000     2,040,000      2,040,000      2,040,000    2,040,000
 --------------------------------------------------------------------------------------------------


* Average compensation includes salary, bonus, and restricted stock valued without regard to restrictions on transfer (as reported in the Summary Compensation Table).


The above table shows the target amount of combined annual pension income payable to a covered participant at normal retirement age (age
65) under the Company's qualified defined benefit pension plan, social security, and the Company's non-qualified supplemental executive retirement plan (SERP). The Company's plans provide for the payment of post-retirement benefits on a life and 15-year term certain basis with death benefits payable to an employee's surviving spouse or other designated beneficiary.

The calculation of retirement benefits under the qualified pension plan is based upon years of service with the Company and average earnings for the highest five (5) consecutive years out of the last ten (10) years preceding retirement (age 55 with at least five (5) years of service). Covered compensation includes salary and bonus (as reported in the Summary Compensation Table). Years of service as of August 31, 1997 for Named Executive Officers are as follows: Mr. Charles S. Johnson: 32 years; Mr. Jerry L. Chicoine: 12 years; Dr. Richard L. McConnell: 23 years; Mr. John D. James: 13 years; and Mr. Robert K. Wichmann: 38 years.

The non-qualified SERP provides for the payment of additional benefits to certain Executive Officers (including the Named Executive Officers). At normal retirement age (age 65) and upon early retirement as accepted and approved by the Board of Directors, these Executive Officers will receive, when combined with qualified pension plan benefits and social security benefits, 60% of their final average earnings regardless of their length of service. Benefits may also be payable upon a disability. These benefits are based on average earnings for the last four (4) fiscal years preceding retirement. Covered compensation includes salary, bonus, and Restricted Stock, valued without regard to restrictions on transfer (as reported in the Summary Compensation Table). Benefits will be paid out on a life and 15-year term certain basis with death benefits payable to an employee's surviving spouse or other designated beneficiary.

For purposes of the non-qualified SERP, covered compensation includes salary, bonus and restricted stock. Covered compensation as of August 31, 1997 for the Named Executive Officers is as follows: Charles S.
Johnson: $2,670,988; Jerry L. Chicoine: $1,320,731; Richard L.
McConnell: $1,062,381; John D. James: $1,045,769; and Robert K.
Wichmann: $753,570.

DIRECTOR COMPENSATION

Non-employee Directors receive $1,500 per month for serving as a Director, plus $4,000 for each meeting of the Board of Directors attended, and $1,000 for certain special meetings. In addition, Committee Chairpersons are paid $500 per committee meeting held which is paid in cash. In lieu of the above fees, Thomas N. Urban received monthly payments of $25,833.33 ending December, 1996, when he resigned as Chairman of the Board of Directors. After this date, Mr. Urban received non-employee director fees as specified above. Directors also are reimbursed for travel expenses incurred in connection with their attendance at Board and Committee meetings. Employee Directors and current DuPont representatives do not receive any compensation for serving on the Board of Directors.

The Directors' Restricted Stock Program allowed non-employee Directors to elect to receive restricted stock in lieu of all or a portion of the next three years worth of anticipated Directors' fees (both annual retainer and quarterly Board meetings fees). Eleven directors elected to participate in the Plan. The dollar value of the applicable fees plus five percent was granted in restricted stock based upon the December 31 stock price at the beginning of the three-year period. Generally, restricted stock related to regular quarterly meeting fees vests when quarterly meetings are attended. Restricted stock related to the annual retainer for the applicable year will vest if the participant is still a Director on each December 31. In addition, a pro rata number of shares, which would otherwise vest in the calendar year, will vest upon death, disability, the end of a term for which a participant is not re-elected, or if mandatory retirement or a change in control occurs. Shares are forfeited if the participant resigns, is dismissed for cause, or the participant refuses to stand for election to the Board. In addition, restricted stock related to a regular quarterly meeting is forfeited if the participant does not attend such quarterly meeting.

SEVERANCE PLANS AND OTHER ARRANGEMENTS

The Company has no employment agreements with any of the Named
Executive Officers.

The Company maintains a Severance Compensation Plan for certain management employees (Severance Plan). The Severance Plan is designed to aid the Company in attracting and retaining the highly qualified individuals who are essential to its success and to avoid distractions inherent in the threat of a Change in Control.

The Severance Plan is triggered upon a Change in Control of the Company. In the event of involuntary termination of employment within three (3) years following a Change in Control, participants under the Severance Plan are entitled to a continuation of certain benefits for one year and a cash payment equal to three (3) times the participant's base salary and bonus. Participants include all of the Named Executive Officers as well as other key managerial personnel. Each participant eligible under the Severance Plan is entitled to receive a gross-up payment equal to the amount of any federal excise taxes imposed upon compensation payable upon a Change in Control and the additional taxes that result from such payment.

The Named Executive Officers and other key employees customarily have been granted restricted stock that vests upon completion of five (5) years of continuous employment following the grant. In addition, they have been granted stock options with a ten (10) year term. The Restricted Stock and Stock Options also vest upon a Change in Control; upon termination because of normal retirement, death or disability; upon early retirement accepted and approved by the Compensation Committee; or for other reasons the Compensation Committee deems appropriate.

The Named Executive Officers and other key employees are entitled to receive non-qualified Supplemental Executive Retirement Plan (SERP) benefits and deferred compensation benefits under the Deferred Compensation Plan (the Named Executive Officers and other key employees are entitled to defer a lifetime maximum of $100,000 of their compensation with earnings at above-market interest) if they are terminated without cause or resign for a stated good reason within five (5) years following a Change in Control. Participants' beneficiaries will also receive benefits in the case of death. Otherwise, SERP benefits will be paid upon normal retirement (age 65), or upon early retirement (age 55 with at least five (5) years of service) accepted and approved by the Compensation Committee, or in the Board of Directors' discretion upon other termination. Deferred compensation benefits will be paid with accrued above-market interest upon normal retirement (age 65), with benefits reduced on early retirement (age 58), and at the prime interest rate upon other termination.

In addition, Named Executive Officers and other key employees are entitled to defer up to $25,000 a year under the Annual Deferred Compensation Plan. Such compensation earns a rate of one percent (1%) above the average of the 10-year United States Treasury rate and is paid upon retirement or other termination of employment.

Company contributions to the 401(k) Defined Contribution Plan shall vest over a five (5) year period and otherwise shall vest upon retirement, death, or disability, and termination for other than cause within three (3) years of a Change in Control. The maximum annual contribution by the Company is $3,000 per employee.

For purposes of the Severance Plan, the Restricted Stock Plan, SERP, the deferred compensation plans, and the 401(k) Plan, "Change in Control" means an acquisition by any person of 25% or more of the total number of shares of Common Stock then outstanding and the number of shares of Common Stock issuable upon conversion (whether or not then convertible) or otherwise of Series A Convertible Preferred Stock of the Company or election of 25% or more of the Board of Directors without recommendation from the Board.

                           PERFORMANCE GRAPH

The following graph compares the cumulative total Shareholder return on the Company's Common Stock versus the S&P 500 and Value Line Food Processors Large Cap Index and Small Cap Index combined ("Combined Value Line Index") for the five (5) year period commencing August 31, 1992. The Value Line Food Processor Large Cap Index includes the Company and the Value Line Food Processor Small Cap Index includes the Company's only major competitor that is publicly traded. The other major competitors are divisions or subsidiaries of larger publicly traded companies.



[PERFORMANCE GRAPH]



 ---------------------------------------------------------------------
              1992       1993       1994      1995      1996     1997
 ---------------------------------------------------------------------
 PHB         $100.00   $125.95    $122.27   $171.60   $223.55  $352.44
 ---------------------------------------------------------------------
 S & P 500   $100.00   $115.30    $121.90   $148.20   $176.01  $248.00
 ---------------------------------------------------------------------
 Peer Group  $100.00    $97.12    $104.25   $122.25   $140.69  $192.07
 ---------------------------------------------------------------------

Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year and reinvestment of dividends.

                              PROPOSAL 2
       APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION
   TO CREATE A NEW CLASS OF COMMON STOCK CALLED CLASS B COMMON STOCK

INTRODUCTION

At the annual meeting a vote will be taken on a proposal to authorize the amendment of the Company's Articles of Incorporation to create a new class of Common Stock called Class B Common Stock 120,000,000 shares authorized for issuance (the "Article Amendment"). A copy of the Article Amendment, in substantially the form in which it is to be adopted, is attached to this Proxy Statement as Exhibit B. The Company is required to seek shareholder approval to create the Class B Common Stock under the terms of the Investment Agreement, dated as of August 6, 1997 ("Investment Agreement"), between E.I. du Pont de Nemours and Company ("DuPont") and the Company. If the Article Amendment is approved, each share of Series A Convertible Preferred Stock held by DuPont will automatically be reclassified without further vote and at no cost to the Company or DuPont into one hundred issued and fully-paid shares of Class B Common Stock.

PREFERRED STOCK AND INVESTMENT AGREEMENTS

The Investment Agreement was entered into as part of three integrated transactions involving (1) a research alliance and collaboration between the companies; (2) the formation of a joint venture to exploit business opportunities in quality grain traits; and (3) an equity investment by DuPont in the Company. Pursuant to the Investment Agreement, DuPont purchased directly from the Company a new Series A Convertible Preferred Stock (the "Preferred Stock") which represents an economic ownership in the Company approximately equal to 20% of the Company's outstanding shares before giving effect to the issuance and approximately 16 2/3% after giving effect to the issuance at a Common Stock equivalent price of $104 per share and $1.71 billion in the aggregate. After the direct issuance of Preferred Stock to DuPont, the Company then launched and completed a self-tender offer to purchase approximately 16.4 million of its Common Stock, par value $1 ("Common Stock") from its Shareholders. The Company acquired approximately 16.5 million shares of Common Stock pursuant to the self-tender offer at a price of $92.50 per share and $1.523 billion in the aggregate. The excess proceeds from the DuPont purchase of Preferred Stock will be used for working capital or other corporate purposes. After giving effect to the self-tender offer, DuPont had approximately a 20% Common Stock equivalent equity interest in the Company.

DuPont was issued Preferred Stock instead of Common Stock to provide DuPont with a voting power which at all times is equal to its equity ownership and ensure that in all circumstances the shares of Preferred Stock purchased by DuPont pursuant to the terms of the Investment Agreement will not be entitled to voting powers greater than its equity ownership. The Company's Common Stock has a time-phased voting feature under which, in general, holders of Common Stock are entitled to 5 votes per share if such shares have been beneficially owned continuously by such holder for a period of 36 consecutive months preceding the record date for the shareholders' meeting, and that otherwise such holders are entitled to 1 vote per share.

The Preferred Stock is a Common Stock economic equivalent based on the number of shares of Common Stock into which the Preferred Stock is convertible and participates equally on the basis of the number of shares of Common Stock into which the Preferred Stock is convertible, whether or not such conversion has occurred, in all dividends and distributions when declared by the Company on or with respect to the shares of Common Stock subject, in the event of a liquidation of the Company, to a liquidation preference of the Preferred Stock of $.01 per share. Shares of Preferred Stock are convertible (on the basis of 100 shares of Common Stock per share of Preferred Stock) automatically upon the transfer of beneficial ownership of such shares of Preferred Stock to a person not a member of a DuPont Group, as defined in the Investment Agreement, and under certain other limited circumstances described below. The Preferred Stock will vote together as a class with the holders of shares of Common Stock on all matters, including the election of directors, on which the holders of shares of Common Stock are entitled to vote with voting power at all times (regardless of the number of votes that may be cast at any meeting based on the Company's existing time-phased voting structure pursuant to which every share of Common Stock is generally entitled to five votes, if it has been beneficially owned continuously by the same holder for a period of 36 consecutive months preceding the record date for the shareholders' meeting, and to one vote per share otherwise) equal to its percentage Common Stock equivalent economic ownership interest in the Company. In no event will the aggregate voting power of DuPont arising out of its ownership of the Preferred Stock exceed 20%. The Preferred Stock is also convertible into shares of Common Stock (a) in the event that all outstanding shares of Common Stock are changed through an article amendment or other reclassification to have the same vote per share, without any time-phased voting and (b) at the option of DuPont in the event that after the next five annual meetings, including the 1998 Annual Meeting (the "5-Year Period"), the Company's Shareholders have not approved an amendment to the Company's Articles of Incorporation to reclassify the Preferred Stock held by DuPont into Class B Common Stock having identical terms (except that each share of Preferred Stock is to be reclassified into 100 shares of Class B Common Stock, and each share of Class B Common Stock will then be convertible into one share (rather than 100 shares) of Common Stock) and, thereafter, both DuPont's independent public accountants and the staff of the Securities and Exchange Commission shall not have permitted DuPont to account for its investment in the Company using the full equity accounting method. If DuPont exercises its conversion rights specified under clause (b) above, DuPont has agreed to vote any voting power it would otherwise have in excess of its economic ownership pro rata in proportion to how the shares of Common Stock owned by all Shareholders of the Company other than DuPont are voted.

Shares of the Preferred Stock are also subject to certain rights and restrictions under the Investment Agreement which has a term of 16 years from the date thereof and is thereafter extended unless terminated upon one year's prior notice given by either party. The Investment Agreement obligates DuPont to vote its shares of Preferred Stock in favor of the slate of directors (including any DuPont nominees as described below) proposed by the Board and certain other limited matters, and otherwise permits DuPont to exercise its voting power in its discretion. The Investment Agreement contains provisions that impose certain restrictions upon DuPont's ability to transfer its shares of Preferred Stock, including provisions that prohibit any transfer (other than by means of a dividend by DuPont to its Shareholders) for three years after the date (September 18, 1997) that DuPont purchased the Preferred Stock (the "Equity Investment Closing Date"), and restrict thereafter in perpetuity the manner in which any such transfer may be made, the size of the block of shares that any transferee may acquire and, in certain cases, the terms upon which any transferee may acquire shares of Common Stock as a result of any such transfer.

DuPont is entitled under the Investment Agreement to nominate two (and in certain circumstances three) directors to the Company's Board of Directors (the "Board") of 13 members (exclusive of the DuPont nominees), provided that DuPont maintains an equity ownership of at least 10%. At the Equity Investment Closing Date (September 18, 1997), Charles O. Holliday, Jr., President and a director of DuPont, and William F. Kirk, Senior Vice President of DuPont, joined the Company's Board as DuPont's initial designees.

The Investment Agreement includes a standstill which prohibits DuPont from acquiring any additional shares of Common Stock or other voting securities of the Company, except for certain top-up rights to enable it to maintain a 20% equity interest. The Investment Agreement also prohibits DuPont from taking certain other actions to seek control of or influence the management, the Board or the policies of the Company (including by proposing or seeking to effect any merger or other business combination transaction involving the Company, engaging in any consent or proxy solicitation as to the election of directors or otherwise, or forming a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with third parties with respect to any of the Company's voting securities).

In addition, under the Investment Agreement, as long as DuPont's Ownership Cap (as defined in the Investment Agreement) is 18% or more,
(i) DuPont is entitled to 30 days' prior notice of, and the right to participate in any auction leading up to, the sale of the Company or other business combination constituting a Change in Control (as defined in the Investment Agreement) of the Company, and (ii) the Company is prohibited from consummating or entering into a binding agreement for a Competing Investment (defined in the Investment Agreement as certain equity investments in the Company exceeding a specified size by one of the eight competitors designated by DuPont on an annual basis) for a period of four years after the date of the Investment Agreement. DuPont is also entitled to certain rights to purchase or trigger an auction of the Joint Venture and termination of the Research Alliance upon the occurrence of a Competing Investment or Change in Control. DuPont is also accorded certain rights in the event that a Competing Investment is proposed or consummated by the Company after the end of such four-year period, including the right to be provided 30 days' prior notice thereof, subject to the loss by DuPont of certain of its other rights as a Shareholder under the Investment Agreement. In addition, certain of DuPont's rights as a Shareholder under the Investment Agreement are eliminated or modified in the event that either the Joint Venture or the Research Alliance is terminated or upon certain sales of DuPont's Ag Products Business.

DuPont is also entitled, after the third anniversary of the Equity Investment Closing Date, to exercise certain demand and "piggyback" registration rights with respect to the shares of Common Stock into which the Preferred Stock is convertible on customary terms.

CLASS B COMMON STOCK

The Class B Common Stock will be substantially identical to the Preferred Stock (except that each share of Preferred Stock is to be reclassified into 100 shares of Class B Common Stock, and each share of Class B Common Stock will then be convertible into one share (rather than 100 shares) of Common Stock), except that the issuance of the Class B Common Stock will satisfy the requirements described above that an amendment to the Articles of Incorporation to authorize the Class B Common Stock be approved within the 5-Year Period and thus eliminate DuPont's right to convert into Common Stock under the circumstances described above. Upon approval of the Article Amendment, each share of Preferred Stock will automatically convert into one hundred shares of Class B Common Stock.

IOWA LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

In 1982, the Shareholders approved amendments to the Company's Articles of Incorporation to establish a Board of Directors classified into three classes of directors serving staggered three-year terms, with the classes as nearly equal in number as possible. One class of directors stands for election at each annual meeting of the Shareholders. Therefore, two annual meetings generally are required to replace a majority of the directors. Shareholders do not have the right to exercise cumulative voting in the election of directors.

The 1982 amendments also provide for a Board of Directors ranging from twelve to sixteen members, within which range the Board of Directors may designate the exact number of directors. The incumbent directors also have the authority to fill vacancies on the Board of Directors for a term which extends to the next annual meeting of Shareholders. The Articles of Incorporation also provide that a director may be removed only for cause (determined by a judicial finding of misconduct), by a two-thirds vote of the shares entitled to vote. Any amendment to these provisions requires the vote of two-thirds of the shares entitled to vote.

In 1982, the Shareholders also approved the creation of a class of ten million shares of Serial Preferred Stock, to be issued in one or more series by the Board of Directors without further Shareholder approval. The Board of Directors has the power to determine the designations, preferences and rights (including dividend, conversion and voting rights) of each such series. The Board of Directors could, without Shareholder approval, issue Serial Preferred Stock with voting and other rights that could affect the voting power of the holders of Common Stock and have certain anti-takeover affects. For example, in the case of a tender offer or other attempt to gain control of the Company of which the Board of Directors does not approve, the Company may issue shares of such stock with rights and preferences which could hinder or frustrate such attempts.

In 1985, the Shareholders approved an amendment to Article IV of the Articles of Incorporation to provide that each holder of shares of Common Stock as of the effective date of the amendment would be entitled to five votes per share on all matters submitted thereafter and, subject to certain exceptions, any person who acquired shares of Common Stock subsequent to the effective date of the amendment would be entitled to one vote per share with respect to such shares until the shares had been beneficially owned by such person continuously for a period of thirty-six months and such person had satisfied certain other conditions, after which such person is entitled to five votes per share. The overall effect of the amendment may be to render more difficult mergers, proxy contests or the assumption of control by a principal Shareholder and thus make it more difficult to remove incumbent management.

In 1989, the Board of Directors adopted amendments to the Company's Pension Plan, 401(k) Plan, Supplemental Executive Retirement Plan and Deferred Compensation Plan and adopted a Change in Control Severance Plan. The purpose and intended effect of the amendments and the adoption of the severance plans are to provide for early vesting of stock-based benefits in the event of a Change in Control and to provide acceleration of benefits and certain other benefits in the event of their termination following a change in control of the Company. These measures individually and in the aggregate may have a defensive effect.

In 1989, the Company adopted a Shareholder Rights Plan ("Rights Plan") and subsequently has modified the Rights Plan. The Rights Plan potentially dilutes the ownership of a person that exceeds the trigger level specified in the Rights Plan unless the Board waives the Rights Plan prior to the acquirer crossing the trigger level. The Rights Plan accomplishes this by granting rights to the Shareholders that, if exercised, would dilute the acquirer's ownership following the occurrence of the applicable trigger event. The Rights Plan is triggered as to an acquirer on the first to occur: ( a) a person or entity owns 10% or more of the Company's stock (but only when and if the person has 25% of the voting power) or (b) a person or entity owns 15% or more of the Company's stock, provided that the Rights Plan will not be triggered if a person exceeds the trigger ownership level as a result of the Company's repurchase of Common Stock. The Company has waived DuPont ownership pursuant to the terms of the Investment Agreement from being a trigger under the Rights Plan. There is a limited exception for the Wallace family as defined in the Rights Plan.

In 1997, the Iowa legislature adopted a provision that in general prohibits a publicly held Iowa corporation from engaging in certain "business combinations" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved by two-thirds of the disinterested shareholders of the corporation or the board approves the business combination or the transaction resulting in the person acquiring the specified amount or more of the outstanding voting shares. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns the specified amount or more of the corporation's voting stock. The Company did not elect to exempt the stock of the Company from the provisions of this law. The Company approved DuPont's acquisition and as such, DuPont did not become an interested shareholder subject to such restrictions as a result of such acquisition.

In 1997, the Iowa legislature also increased the shareholding requirement from 10% of all votes to 50% of all votes for shareholders to be able to call a shareholder meeting. The Company amended its Bylaws to conform with the change adopted by the Iowa legislature.

The Company also has additional shares that are authorized but unissued, or issued and not outstanding. Such shares can be used for defensive purposes. See also the description in "Proposal 3: Approval of an Amendment to the Articles of Incorporation to Increase the Authorized Shares of Common Stock."

INFORMATION INCORPORATED BY REFERENCE

As required by the proxy rules, the Company incorporates the following information by reference to the Company's Annual Report on Form 10K for the fiscal year ended August 31, 1997 (the "Report"): Financial Statement and notes thereto (Item 8 of the Report); the report of independent certified public accountants (Item 8 of the Report); supplemental financial information (Item 8 of the Report); management discussion and analysis of financial condition and result of operations (Item 7 of the Report); and quantitative and qualitative disclosure about market risk (Item 7 of the Report).

The information required for changes and disagreement with accountants is not applicable. The Company also incorporates by reference the information contained in "Proposal 4: Approval of Auditors."

BOARD RECOMMENDATION

The Board of Directors of the Company believes that approval of the Article Amendment which amends the Company's Articles of Incorporation to create a new class of Common Stock called Class B Common Stock is in the best interest of the Company and recommends that it be approved. The holders of Common Stock are entitled to vote as a separate class under Iowa law. The votes cast by holders of Common Stock in favor of the Article Amendment must exceed the votes cast by holders of Common Stock opposed to the amendment to approve the Article Amendment. In addition, the votes cast by the holders of Common Stock and the holders of Series A Convertible Preferred Stock voting as one class must exceed the votes cast by such holders opposed to the amendment to approve the Article Amendment. See "Record Date; Voting of Shares" for a description of the voting rights of Common Stock and Preferred Stock. Pursuant to the Investment Agreement, DuPont is required to vote its approximate 20% voting power "For" this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2.

                              PROPOSAL 3
       APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION
           TO INCREASE THE AUTHORIZED SHARES OF COMMON STOCK

The proposed amendment to the Articles of Incorporation would increase the number of authorized shares of Common Stock, $1.00 par value ("Common Stock") to 600,000,000 shares. The additional 450,000,000 shares authorized would have the same rights and privileges as the shares of Common Stock currently outstanding. The number of authorized shares of Serial Preferred Stock would remain unchanged at 10,000,000 shares.

The text of the proposed amendment to the Articles of Incorporation, in substantially the form in which it is to be adopted, is set forth in Exhibit C to this Proxy Statement.

The Company's Articles of Incorporation presently authorize the issuance of 150,000,000 shares of Common Stock with a $1.00 par value. As of November 4, 1997, there were 65,756,873 shares of Common Stock outstanding; 27,192,092 shares issued but not outstanding ("Treasury Shares"); 3,000,000 shares reserved for issuance pursuant to stock options issued and issuable under the Company's stock option plans; and 1,502,222 shares of Common Stock reserved for issuance pursuant to the Company's restricted stock plans. In addition, 16,444,586 shares of Common Stock are reserved for issuance upon conversion of Series A Convertible Preferred Stock (or alternatively, Class B Common Stock if "Proposal 2: Approval of an Amendment to the Articles of Incorporation to Create a New Class of Common Stock Called Class B Common Stock" is approved). See "Proposal 2: Approval of an Amendment to the Articles of Incorporation to Create a New Class of Common Stock Called Class B Common Stock" for a description of the Series A Convertible Preferred Stock and Class B Common Stock.

The Board of Directors believes that an increase in the number of authorized shares of Common Stock is advisable because it would increase the number of shares available for issuance for such purposes as the Board determines to be in the best interest of the Company. For example, the Board of Directors may determine that it is advisable to effectuate a stock split and currently anticipates that it will effectuate a stock split in 1998 in the form of a stock dividend. Other purposes include possible future financing or acquisition transactions, stock options and other employee compensation and benefit plans, and other general corporate purposes. At present, the Company has no plans, arrangements or understanding for an issuance of additional shares of Common Stock, other than the Company is contemplating a stock split, and issuances pursuant to the Company's current stock option plan, restricted stock plans and as may be required, upon conversion of Series A Convertible Stock (or alternatively, Class B Common Stock) into Common Stock as discussed above. However, the Company may determine to use additional shares of Common Stock for any corporate purpose. No further action or authorization by the Shareholders would be necessary prior to the issuance of additional shares unless applicable law or regulation require such. One of the effects of the existence of additional shares may be to enable the Board of Directors of the Company to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by a means of merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to attain control of the Company.

For the Company's other provisions applicable to a change in control, see "Proposal 2: Approval of an Amendment to the Articles of Incorporation to Create a New Class of Common Stock Called Class B Common Stock."

The Common Stock is subject to a time-phased voting structure pursuant to which shares of Common Stock are generally entitled to 5 votes, if such shares have been beneficially owned continuously by the same person for a period of 36 consecutive months preceding the record date for the shareholders' meeting, and all other shares are entitled to 1 vote. Holders of Common Stock are not entitled to cumulative voting in an election of Directors. Holders of Common Stock do not have preemptive subscription or conversion rights and there are no redemptions or sinking fund provisions applicable thereto. Shares of Common Stock are currently entitled to share equally and ratably in dividends paid in the funds legally available for the payment thereof. A declaration of dividends is subject to the discretion of the Board. Shares of Common Stock are also currently entitled to share equally in the assets of the Company available for distribution to holders of Common Stock after the payment of liabilities of the Company upon liquidation or dissolution of the Company, whether voluntary or involuntary, subject to a 1 cent per share liquidation preference of Series A Convertible Preferred Stock.

INFORMATION INCORPORATED BY REFERENCE

As required by the proxy rules, the Company incorporates the following information by reference to the Company's Annual Report on Form 10K for the fiscal year ended August 31, 1997 (the "Report"): Financial Statement and notes thereto (Item 8 of the Report); the report of independent certified public accountants (Item 8 of the Report); supplemental financial information (Item 8 of the Report); management discussion and analysis of financial condition and result of operations (Item 7 of the Report); and quantitative and qualitative disclosure about market risk (Item 7 of the Report).

The information required for changes and disagreement with accountants is not applicable. The Company also incorporates by reference the information contained in "Proposal 4: Approval of Auditors."

BOARD RECOMMENDATION

The Board of Directors of the Company believes the amendment to increase the authorized shares is in the best interest of the Company and recommends that it be approved. The holders of Common Stock are entitled to vote as a separate class under Iowa law. The votes cast by the holders of Common Stock in favor of the amendment to the Articles of Incorporation to increase the authorized shares must exceed the votes cast by holders of Common Stock opposed to the amendment to the Articles of Incorporation to increase the authorized shares for the amendment to be approved. In addition, the votes cast by the holders of Common Stock and the holders of Preferred Stock voting as one class in favor of the amendment to the Articles of Incorporation to increase the authorized shares must exceed the votes cast by such holders opposed to the amendment to the Articles of Incorporation to increase the authorized shares for the amendment to be approved. See "Record Date; Voting of Shares" for a description of the voting rights of Common Stock and Preferred Stock voting as one class. DuPont has agreed to vote its approximate 20% voting power "For" this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 3.

                              PROPOSAL 4
                         APPROVAL OF AUDITORS

The Board of Directors, pursuant to the recommendation of its Audit Committee, engaged KPMG Peat Marwick LLP to audit the Company's financial statements.

Although this appointment is not required to be submitted to a vote of the Shareholders, the Board of Directors continues to believe it is appropriate as a matter of policy to request that Shareholders ratify the appointment of KPMG Peat Marwick LLP as principal independent auditors. If the Shareholders should not ratify the appointment, the Audit Committee will investigate the reasons for Shareholder rejection and the Board of Directors will reconsider the appointment. Even if the appointment is ratified, the Board of Directors, in its discretion, may direct the appointment of a different independent auditor if the Board of Directors determines that such a change would be in the best interest of the Company and its Shareholders.

The Company has been advised that neither KPMG Peat Marwick LLP nor any of its partners has any direct or any material, indirect, financial interest in the securities of the Company or any of its subsidiaries, and has had no material relationship with the Company or its subsidiaries, except as auditors and consultants on accounting procedures, compensation, securities, and tax matters.

A representative from KPMG Peat Marwick LLP will be at the Annual
Meeting, will have the opportunity to make a statement, if the representative so desires, and will be available to respond to appropriate questions during the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 4.
                     ANNUAL REPORT TO SHAREHOLDERS

The Company's Annual Report to Shareholders for the fiscal year ended August 31, 1997 is enclosed. The Annual Report is not to be regarded as Proxy solicitation material.

             SHAREHOLDER PROPOSALS FOR 1999 ANNUAL MEETING

The Board of Directors presently expects that the 1999 Annual Meeting will be held on January 26, 1999. A Shareholder intending to present a proposal to the 1999 Annual Meeting and wishing to have such proposal included in the Proxy Statement and form of Proxy to be distributed by the Board of Directors in connection with the 1999 Annual Meeting must submit such proposal in writing to the Secretary, Pioneer Hi-Bred International, Inc., 800 Capital Square, 400 Locust Street, P.O. Box 14458, Des Moines, Iowa 50306-3458. Such proposal must be received by the Company at that address no later than August 12, 1998 in order to be included in the Proxy Statement.

                 INFORMATION INCORPORATED BY REFERENCE

As required by the proxy rules, the Company incorporates the following information by reference to the Company's Annual Report on Form 10K for the fiscal year ended August 31, 1997 (the "Report"): Financial Statement and notes thereto (Item 8 of the Report); the report of independent certified public accountants (Item 8 of the Report); supplemental financial information (Item 8 of the Report); management discussion and analysis of financial condition and result of operations (Item 7 of the Report); and quantitative and qualitative disclosure about market risk (Item 7 of the Report).

                                BY ORDER OF THE BOARD OF DIRECTORS


                                Jerry L. Chicoine, Secretary

SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING ARE REMINDED TO DATE, SIGN, AND RETURN THE ENCLOSED PROXY IN THE POSTAGE PREPAID ENVELOPE.